4400 Carillon Point

Kirkland WA, 98033

August 22, 2013

VIA EDGAR

Mr. Nicholas Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Augme Technologies, Inc. (the “Company”)

       Schedule TO-I

       Filed on August 2, 2013 and amended on August 14, 2013 (the “Offer Documents”)

       File No. 005-87565

Dear Mr. Panos:

This letter is in response to your oral comment received August 19, 2013, as a follow up to your comment number 2 summarized in the Company’s letter to you dated August 14, 2013.  Specifically, you have asked us to describe the basis for our position that the absence of a specified new exercise price in the Offer Documents complies with the requirement of Item 1004 of Regulation M-A to provide the material terms of the offer, and does not violate Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or   Rule 13e-4(f)(ii) under the Exchange Act, which require that the offer remain open for at least ten business days from the date that notice of an increase or decrease in, among other things, the consideration offered, is first published, sent or given to security holders.

In fact, the consideration specified in the Offer Documents is fixed, notwithstanding the absence in the Offer Documents of a specified new exercise price for the replacement options.  Specifically, page 2 of the Offer to Exchange Certain Outstanding Options for Replacement Options, attached as Exhibit (a)(1)(A) to our Schedule TO-I and Schedule TO-I/A, sets forth the exchange ratio of replacement options for eligible options.  That exchange ratio has been fixed since the offer was first published and sent to security holders and will not increase or decrease at any time during the offer period.  Moreover, as described in the Offer Documents, the new exercise price will be fixed at the closing price of the Company’s common stock on the last trading day that the offer is open and will not increase or decrease thereafter.  The security holders have daily access to market price information and therefore will have immediate access to the exercise price of the replacement options as of the close of the stock market on August 29, 2013.  Therefore, we believe that because the exchange ratio in our offer will not increase or decrease at any time during the offer period, and the exercise price of the replacement options, when established as described in the Offer Documents based upon a publicly available market price, will not increase or decrease thereafter, the consideration offered will not increase or decrease at any time during the offer period and accordingly our offer complies with the rules specified in the paragraph above.

We acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you provide them to Kevin Friedmann, Esq. of Richardson & Patel LLP at (212) 561-5559 or by email to kfriedmann@richardsonpatel.com.

Very truly yours,
Augme Technologies, Inc.

By: /s/ Ivan E. Braiker
Ivan E. Braiker Chief Executive Officer